UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13A-16 or 15D-16 of
                      the Securities Exchange Act of 1934


                                 APRIL 27, 2006

                                  ------------

                                     TDC A/S
             (Exact name of registrant as specified in its charter)


                  NOERREGADE 21, 0900 COPENHAGEN C, DK-DENMARK
                    (Address of principal executive offices)


                                    001-12998
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

MISCELLANEOUS - ARTICLES OF ASSOCIATION



The Articles of Association of TDC A/S is a translation from Danish. In case of any discrepancies between the Danish and the English version of the Articles of Association the Danish version prevails.

                             ARTICLES OF ASSOCIATION
                                       OF
                                     TDC A/S



NAME, REGISTERED OFFICE AND OBJECTS OF THE COMPANY

                                        1

(1)  The name of the company is TDC A/S ("the Company").

(2) The Company also conducts business under the secondary name Tele Danmark Communications A/S (TDC A/S).



                                        2

(1)  The registered office of the Company is in the Municipality of Copenhagen.

(1) The objects of the Company are to conduct business within communications, services, directories, media, investment, financing, advisory services, trade and any other related business, whether in Denmark or abroad, if appropriate in the form of joint ventures with other Danish or foreign-based companies.

THE COMPANY'S CAPITAL AND SHARES

(1) The nominal and fully paid-up share capital of the Company amounts to DKK 991,875,885.

(2) The share capital is divided into shares in the denomination of DKK 5 each or multiples thereof.

                                       4A

(1) Until 28 March, 2009, the Company's Board shall be authorized to increase the share capital by up to DKK 108,229,770. The new shares shall be negotiable instruments and registered in the name of the holder. No limitations of negotiability shall apply. The increase may be effected by cash payment or by payment in values other than cash. Subscription of shares may disregard the pre-emptive right of shareholders.

(1)  The shares shall be negotiable instruments.

(2)  No limitations of the negotiability of the shares shall apply.

(3) The shares shall be registered in the name of the holder and shall be entered in the name of the holder in the Company's Register of Shareholders.

(4)[1]
   ---

(5) The Company's shares are registered with the Danish Securities Centre and any rights attached to the shares shall be registered with the Danish Securities Centre according to the rules laid down to that effect. In case the Company's shares should cease being listed on the Copenhagen Stock Exchange, the board of directors can resolve that the Company's shares shall cease being registered with the Danish Securities Centre.



               5A[1]
                 ---



                                       5B

(1) The Board of Directors is authorized by the shareholders' meeting to resolve to distribute interim dividend, provided that the Company's and the group's financial position warrants such distribution.



                                       5C

(1) The Board of Directors is authorized on one or more occasions to issue warrants entitling the holder to subscribe for shares in the Company at a nominal value of up to DKK 49,593,790. The authority shall be effective until and including 25 April 2011.

(2) The shareholders of the Company shall have no pre-emption right in connection with the issue of warrants according to this authority, as the warrants shall be issued in favour of (i) managers in the Company or its subsidiaries, and (ii) the Chairman and Vice Chairman of the Company as determined by the Board of Directors. The Board of Directors shall determine the specific terms of the warrants issued according to the authority.

(3) The Board of Directors is authorized, in the period until and including 25 April 2011, to increase the share capital of the Company on one or more occasions by up to DKK 49,593,790 in total. The capital increases shall be implemented by cash payment when the warrants are exercised. The shareholders of the Company shall have no pre-emption right to shares issued through the exercise of warrants. Shares, which are subscribed for through the exercise of warrants, shall be registered shares and shall be negotiable instruments and shall carry the same rights and be subject to the same provisions as those applying to the existing shares. The Board of Directors shall determine the specific terms of the capital increases implemented according to the authority.

GENERAL MEETINGS

(1) General Meetings shall be convened by the Board of Directors and shall be held in Greater Copenhagen. The meetings shall be convened by letter sent to any shareholder entered in the Company's Register of Shareholders who has so requested and by a notice inserted in one or more Danish or foreign daily newspapers as directed by the Board of Directors.

(2) The Annual General Meeting shall be held every year not later than April 29 and shall be called by not less than 14 days' nor more than 28 days' notice.

(3) Extraordinary General Meetings, which are held by resolution of the Board of Directors, one of the Auditors or by the Annual General Meeting, shall be called by not less than 8 days' nor more than 28 days' notice.

(4) Whenever, for the consideration of a specified subject, shareholders holding at least one-tenth of the share capital shall so request in writing, an Extraordinary General Meeting shall be convened within fourteen days of receipt of the pertinent request and in other respects in accordance with Sub-articles (1) and (3) above.

(1) Any shareholder shall be entitled to propose resolutions for consideration and adoption at the Company's General Meetings. In order to be submitted at the Annual General Meeting any resolutions to be proposed shall be in writing and shall be submitted to the Board of Directors no later than seven weeks before the Annual General Meeting.

(1) At least eight days before any General Meeting, the agenda and the complete wording of the resolutions to be proposed at the General Meeting and, in the case of the Annual General Meetings, moreover copies of the audited Annual Report shall be available for the inspection of shareholders at the Company's offices and, at the same time, be submitted to any shareholder entered in the Register of Shareholders who has so requested.

(1)  The audited Annual Report shall be submitted at the Annual General Meeting.

(2) The agenda for the Annual General Meeting shall include the following business:

     1. The Board of Directors' report on the activities of the Company during the preceding year.
     2. The presentation of the Annual Report together with a resolution for its adoption.
     3. A resolution to discharge the Executive Committee and the Board of Directors from their obligations in respect of the financial statements.
     4. A resolution regarding appropriation of profit or the covering of any loss, as the case may be, according to the Annual Report as adopted.
     5. Election of members of the Board of Directors and alternates, if any.
     6. Election of Auditor.
     7. Any proposals from shareholders or the Board of Directors.

(1) Any shareholder shall be entitled to attend the General Meeting provided that he has obtained an admission card from the Company's head office during ordinary office hours at least five days before the date of the General Meeting. Such admission card, which specifies the number of votes held by the shareholder, shall be issued to anyone recorded in the Register of Shareholders as a shareholder, or to a shareholder who gives notice of and produces evidence to the Company of his rights by presenting a transcript of statement of account which must not be older than from the last year-end, from the Danish Securities Centre or a bank (the bank with which the custody account is held) as evidence of his shareholding, declaring at the same time that the shareholder has not disposed of the shares during the period from the date of the transcript of the said statement of account, and will not dispose of the said shares before the General Meeting.

(2)  Each share amount of DKK 5 shall entitle the holder to one vote.

(3) A shareholder shall be entitled to issue an instrument of proxy to another person for use at a General Meeting. The instrument of proxy may not be issued for a period of more than 12 months, and the proxy holder shall produce a written and dated instrument of proxy.

(1) General Meetings shall be presided over by a chairman elected by the Board of Directors. The Chairman thus elected shall decide all matters relating to proceedings and the voting.



                                       12

(1) All business transacted at a General Meeting shall be subject to adoption by a simple majority of votes; see, however, sections 78 and 79 of the Danish Companies Act.



                                       13

(1) Brief minutes of the proceedings at the General Meeting shall be recorded in a minute book authorized for such purpose by the Board of Directors. The said minute book shall be signed by the Chairman of the Meeting and any members of the Board of Directors present.



THE BOARD OF DIRECTORS AND THE EXECUTIVE COMMITTEE

                                       14

(1) The Board of Directors of the Company shall consist of three to eight members. In addition, there shall be the number of members who may be elected in accordance with the rules of the Danish Companies Act concerning employee representation. The Board of Directors shall elect a Chairman and a Vice Chairman.

(2) The Board of Directors shall be elected by the shareholders at the Annual General Meeting for a term of 12 months. Thus, their term of office shall expire at the end of the Annual General Meeting held 12 months after their election. Retiring members shall be eligible for re-election.

(3) The general meeting can elect three to eight alternates; one alternate for each Board member elected by the general meeting. In addition there shall be the number of alternates who may be elected in accordance with the rules of the Danish Companies Act concerning employee representation. The alternates replace the board members in case of absence. Subarticle two applies by analogy for the alternates.



                                       15

(1) The Board of Directors and the Executive Committee shall give general supervision and direction to the affairs of the Company.

(2) All members of the Board of Directors shall have equal voting rights, and all resolutions shall be passed by an absolute majority of the total number of Board members. The Board of Directors shall form a quorum when the majority of its members are present. The Chairman of the Board of Directors shall preside over the board meetings in accordance with the rules of procedure laid down by the Board of Directors governing the discharge of its duties. In the absence of the Chairman the Vice Chairman shall act as Chairman.

(3) The proceedings at board meetings shall be recorded in a minute book. Such minutes shall be signed by all Directors present.



                                       16

(1) The Board of Directors shall appoint an Executive Committee of two to four members to manage the day-to-day affairs of the Company. The Executive Committee shall ensure that the Company's books are kept in compliance with the pertinent rules laid down by legislation and that asset management is subject to the appropriate control. The terms of service for the Executive Committee shall be determined by the Board of Directors.

(2) The Executive Committee shall be in charge of the day-to-day management of the Company and, in doing so shall comply with the guidelines and directions issued by the Board of Directors. All matters of material importance to the Company, including the determination of operating and capital budgets, dividend policy, material transactions regarding the acquisition or sale of assets, the principles regarding the acquisition or sale of the Company assets in the ordinary area of business and the Company's incurring of debt obligations, shall be submitted by the Executive Committee to the Board of Directors for approval, unless Board approval can not be obtained without considerable inconveniences to the Company's business.



                                       17

(1) The Board of Directors shall ensure that the Company's activities are managed appropriately and that the functions of bookkeeping and asset management are subject to the appropriate control, with due consideration being paid to the Company's business situation.

(1) The Company shall be bound by the joint signatures of the Chairman of the board and a director or a manager, by the joint signatures of any two members of the Executive Committee or by the joint signatures of the entire Board of Directors.

(2) Without limiting the scope of the Company's signatory rule, cf. article 18(1), no director acting solely in its capacity as such, shall have the right, power or authority to act as an agent of the Company, to bind the Company or to execute any documents to be signed by the Company unless expressly authorized in writing by the Board of Directors or a committee thereof.



FINANCIAL STATEMENTS; AUDIT

                                       19

(1) The Company's fiscal year shall run from 1 January to 31 December. The initial accounting reference period shall end on 31 December 1991.

                                       20

(1) The Annual Report shall be prepared in accordance with the legislation in force from time to time concerning the presentation of accounts by companies.



                                       21

(1) The Company's financial statements shall be audited by an Auditor elected each year at the Annual General Meeting.

(2)  The Board of Directors may appoint one or more internal auditors.




                                      ----


Adopted at the Extraordinary General Meeting held on 18 March 1994, at the Annual General Meeting held on 7 April 1994, by Board Resolutions dated 29 August 1995 and 18 March 1997, at the Extraordinary General Meeting held on 19 January 1998 and by Board Resolutions dated 24 April and 19 June 1998, at the Annual General Meeting held on 23 April 1999, at the Extraordinary General Meeting held on 21 May 1999, at the Annual General Meeting held on 13 April 2000, at the Annual General Meeting held on 26 April 2001, at the Annual General Meeting held on 9 April 2003, at the Annual General Meeting held on 29 March 2004, at the Extraordinary General Meeting held on 27 September 2004, at the Annual General Meeting on 17 March 2005, at the Company's Extraordinary General Meeting held on 28 February 2006 and at the Annual General Meeting held on 26 April 2006.



Chairman of the Meeting


------------------------
Mogens Skipper-Pedersen
Atttorney-at-Law

[1] Note: On the Extraordinary General Meeting on 28 February 2006 Articles 5(4) and 5a were adopted with the wording stated below. However, on 8 March 2006 the Danish Commerce and Companies Agency rejected registration of the Articles. Legal action has been initiated to clarify the legality of the Articles.



                                        5

(4) The shareholders are required to participate in a compulsory redemption of their shares, cf. article 5a.



                                       5A

(1) Nordic Telephone Company ApS, which holds more than 88.2% of the shares in the Company, may upon written redemption notice thereof to the Board of Directors and any other of the Company's shareholders, and upon concurrent announcement hereof in accordance with the requirements for convening general meetings in the Company, demand that the Company's other shareholders have their shares redeemed by Nordic Telephone Company ApS. Nordic Telephone Company ApS may decide that the redemption shall not comprise the Company's treasury shares.

(2) The consideration for the redeemed shares to be paid by Nordic Telephone Company ApS is DKK 382 in cash per share of DKK 5. If the Company pays dividends or makes other distributions to its shareholders prior to the redemption, the consideration will be reduced by the amount per share of such dividend or other distribution (DKK for DKK). Brokerage and any other charges shall be payable by the redeemed shareholder. The consideration is identical to the consideration offered and paid by Nordic Telephone Company ApS on 1 February 2006 in connection with a public tender offer to the shareholders dated 2 December 2005 made in accordance with the provisions in the Danish Securities Trading Act. Any Shareholder(s) objecting to the redemption price may, prior to expiry of the redemption notice, require that the value of the shares be determined by experts appointed by the court of the jurisdiction of the Company's registered office (Copenhagen) in line with the provision in section 19(2) of the Danish Companies Act or in accordance with the provision in section 81a of the Danish Companies Act. The valuation of the experts may be brought before the courts by each party. Proceedings in such matters must have been instituted not later than three months after the valuation of the experts is received. A redemption price fixed by experts or by the courts also applies to such other shareholders comprised by the redemption who did not wish the valuation to be made. All costs incidental to the determination of the price shall be borne by the shareholder, unless for special reasons the courts find that the minority shareholders in question must recover the shareholder's costs in full or in part.

(3) The redemption notice must state a period of not less than 8 days and not more than 4 weeks within which the shareholders are encouraged to transfer their shares on the terms of this article 5a. Following expiry of said period, irrespective of whether any objections or demands for an expert valuation have been made, Nordic Telephone Company ApS shall be entitled to have the shares transferred to it and to be registered as the holder of such shares in the Company's Register of Shareholders against payment of the consideration mentioned in article 5a(2), to the shareholders' custodian banks registered with the Danish Securities Centre. In the event that the expert valuation or order of the courts were to provide a redemption price which exceeds the consideration mentioned in article 5a(2), the redeemed shareholders will be compensated for any difference when such decision is finally made.

(4) If there should be shareholders to whom Nordic Telephone Company ApS cannot pay the consideration, such shares may be transferred to Nordic Telephone Company ApS, and Nordic Telephone Company ApS may be registered as the holder thereof in the Company's Register of Shareholders against deposit of the said compensation pursuant to the Danish Act on Right of Debtors to be discharged by way of Deposit.

(5) The Company's Board of Directors shall, on the basis of the contents of the Register of Shareholders and through the custodian banks of the respective shareholders, inform the shareholders of the redemption process that has been initiated and of any deposits made, cf. article 5a(4). Nordic Telephone Company ApS shall exercise its right of redemption pursuant to this provision as soon as possible after the adoption and before 1 December 2006.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                       TDC A/S
                                       -----------------------------------------
                                                     (Registrant)

     APRIL 27, 2006                              /s/ FLEMMING JACOBSEN
------------------------               -----------------------------------------
        (Date)                                     Flemming Jacobsen
                                                Vice President Treasury